FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of January 18, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that has completed its acquisition of participation in Usiminas through Confab.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris completes acquisition of participation in Usiminas through Confab

Luxembourg, January 17, 2012 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that its Brazilian subsidiary, Confab Industrial S.A. (Confab), completed its previously announced acquisition of 25 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas).

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.